Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated March 20, 2024, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of common shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of GeoPark Limited by the Dealer Manager (as defined below) or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by
GeoPark Limited
of
Up to U.S.$50,000,000 of its Common Shares
at a Per Share Purchase Price Not Greater Than
U.S.$10.00 Nor Less Than U.S.$9.00 Per Common Share

GeoPark Limited, an exempted company limited by shares incorporated under the laws of Bermuda (the “Company”), is offering to purchase for cash up to U.S.$50,000,000 of its common shares, par value U.S.$0.001 per share (the “shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together, as they may be amended and supplemented from time to time, constitute the “Offer Documents”). The Company is inviting its shareholders to tender their shares pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than U.S.$10.00 nor less than U.S.$9.00 per share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”) at the purchase price determined in accordance with the Offer Documents, in either case in cash, less any applicable withholding taxes and without interest (the “Offer”), and upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal.

The purpose of the Offer is to provide the Company an opportunity to return capital to its shareholders who elect to tender their shares, subject to the terms and conditions of the Offer Documents. Additionally, shareholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations at no additional cost to them. The Offer also provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in Section 7 of the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 17, 2024,
UNLESS THE OFFER IS EXTENDED.

The Board of Directors of the Company has approved the Offer. However, none of the Company, its Board of Directors, BTG Pactual US Capital, LLC, the Dealer Manager for this Offer (the “Dealer Manager”), the Information Agent or the Depositary is making any recommendation to any shareholder as to whether to tender or refrain from tendering shares, and the Company has not authorized any person to make any such recommendation. Shareholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. In so doing, shareholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer, and should consult with their own investment and tax advisors.

The Company will purchase the shares at the single lowest purchase price (in multiples of U.S.$0.10) (the “Purchase Price”) within the specified price range for the Offer that will allow the Company to purchase the maximum number of shares having an aggregate purchase price of U.S.$50,000,000 or, if a lesser number of shares are properly tendered, such lesser number of shares as are properly tendered and not properly withdrawn prior to the “Expiration Time” (as defined below), upon the terms and subject to the conditions of the Offer Documents, including the “odd lot,” proration and conditional tender provisions (as described in the Offer to Purchase). Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. The Company reserves the right, in its sole discretion, to purchase more than an aggregate amount of U.S.$50,000,00.00 of shares under the Offer, subject to applicable law.

The term “Expiration Time” means 5:00 p.m., New York City time, on April 17, 2024, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

For a shareholder to make a valid tender of shares under the Offer, (i) Computershare Trust Company, N.A., as the Depositary for the Offer (the “Depositary”), must receive, at one of its addresses set forth on the back cover of the Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an “agent’s message,” and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery; or

(ii) the tendering shareholder must, before the Expiration Time, comply with the guaranteed delivery procedures described in the Offer to Purchase.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn), subject to the “odd lot,” proration and conditional tender provisions of the Offer Documents, only when, as and if the Company gives oral or written notice to the Depositary, of its acceptance of such shares for payment under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

 In accordance with the rules of the SEC, the Company may, without amending or extending the Offer, increase the amount of shares accepted for payment in the Offer by no more than 2.0% of the number of its issued and outstanding shares, thereby increasing the aggregate purchase price of shares to be purchased in the Offer.

As of March 19, 2024, there were 55,470,850 common shares issued and outstanding. Assuming that the conditions to the Offer are satisfied or waived, at the minimum Purchase Price of U.S.$9.00 per share, the maximum number of shares we will purchase is 5,555,555 if the Offer is fully subscribed and we do not increase the amount of shares sought in the Offer, which would represent approximately 10.02% of our issued and outstanding common shares as of March 19, 2024.

Upon the terms and subject to the conditions of the Offer Documents, if shares having an aggregate purchase price of less than U.S.$50,000,000 are properly tendered and not properly withdrawn, the Company will buy all shares properly tendered and not properly withdrawn. Upon the terms and subject to the conditions of the Offer Documents, if shares having an aggregate purchase price of more than U.S.$50,000,000 (or such greater aggregate purchase price of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, the Company will purchase shares in the following order of priority:

•	First, the Company will purchase all odd lots of fewer than 100 shares at the Purchase Price from shareholders who properly tender all of their shares owned at or below the Purchase Price and who do not properly withdraw them before the Expiration Time (tenders of fewer than all of the shares owned, beneficially or of record, by such odd lot holder will not qualify for this preference).

•	Second , after purchasing all the odd lots that were properly tendered at or below the Purchase Price, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, the Company will purchase shares at the Purchase Price from all other holders who properly tender shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Time (except for shareholders who tendered shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until the Company has acquired shares having an aggregate purchase price of U.S.$50,000,000 (or such greater aggregate purchase price of shares as the Company may elect to purchase, subject to applicable law).

•	Third, only if necessary to permit the Company to purchase shares having an aggregate purchase price of U.S.$50,000,000 (or such greater aggregate purchase price of shares as the Company may elect to purchase, subject to applicable law), the Company will purchase shares at the Purchase Price from shareholders who have properly tendered shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the Expiration Time.

Therefore, the Company may not purchase all of the shares that you tender even if you tender them at or below the Purchase Price. As noted above, the Company may elect to purchase shares having an aggregate purchase price of more than U.S.$50,000,000 in the Offer, subject to applicable law. If the Company does so, the preceding provisions will apply to the greater aggregate purchase price.

The Company will return all tendered shares that it has not purchased in the Offer to the tendering shareholders or, in the case of shares delivered by book-entry transfer, will credit the account at the book-entry facility from which the transfer has been previously made at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including without limitation by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.

As of March 19, 2024, the Company had approximately U.S.$153.2 million in cash and investments. The Company will use a portion of its cash and investments to fund the Offer. The Company’s Board of Directors, after evaluating the expected capital requirements of the Company’s operations and other expected cash commitments, believes that purchasing the Company’s shares in the Offer is consistent with our strategic allocation of capital.

Generally, a U.S. shareholder will be subject to U.S. federal income taxation when the shareholder receives cash from the Company in exchange for the shares that the shareholder tenders. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 5:00 p.m., New York City Time, on May 15, 2024. For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If more than one Letter of Transmittal has been used or shares have been otherwise tendered by a shareholder in more than one group of shares, shares may be withdrawn by such shareholder using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, subject to a shareholder’s right to challenge the Company’s determination in a court of competent jurisdiction. None of the Company, the Dealer Manager, Georgeson LLC, as the Information Agent, Computershare Trust Company, N.A., as the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before making any decision with respect to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Persons who hold vested rights to purchase or otherwise acquire shares will be provided a copy of the Offer to Purchase and the related Letter of Transmittal upon request to the Information Agent at the telephone numbers and address set forth below. Such persons should read the Offer to Purchase for further information regarding how they can participate in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Please direct any questions or requests for assistance to the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary at the addresses set forth below.

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104

Shareholders, Banks and Brokers Call Toll-Free: (866) 356-2715

The Dealer Manager for the Offer is:

BTG Pactual US Capital, LLC

601 Lexington Avenue, 57th Floor

New York, NY 10022

Attn: Equity Capital Markets

Collect: +1 (212) 293-4600
Email: ol-ecm@btgpactual.com

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Express Mail, Courier, or Other Expedited Service: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions, 150 Royall Street, Suite V Canton, MA 02021	By Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions, P.O. Box 43011 Providence, RI 02940-3011

March 20, 2024